UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25	SEC. FILE NUMBER 333-218854
CUSIP NUMBER 391657103

NOTIFICATION OF LATE FILING

(Check one):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended April 30, 2022

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
☐	Transition Report on Form N-SAR

For the Transition Period Ended _____________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: ___________

PART I - REGISTRANT INFORMATION

Connexa Sports Technologies Inc.
Full Name of Registrant

Slinger Bag Inc.
Former Name if Applicable

2709 North Rolling Road, Unit 138
Address of Principal Executive Office (Street and Number)

Windsor Mill, MD 21244
City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate).

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Connexa Sports Technologies Inc (the “Company”) is unable to file its Annual Report on Form 10-K for the fiscal year ended April 30, 2022 (the “Form 10-K”) by the prescribed due date, without unreasonable effort or expense, primarily because the Company’s former chief financial officer resigned before the Company’s financial statements for the fiscal year ended April 30, 2022 were prepared and the Company has experienced material delays in securing and working with outside consultants and experts to finalize its financial statements and, consequently, the Company’s auditor has not completed its review of the Form 10-K. This fact is compounded by the number of complex and material transactions completed during the past fiscal year. In the past fiscal year, the Company completed two material acquisitions, implemented a 10-1 reverse split, and completed a public offering of common stock. Each of these transactions had accounting implications, with the acquisition being the most significant, The Company will use its best efforts to be in a position to file the Form 10-K on or before the fifteenth calendar date following the required filing date as prescribed in Rule 12b-25, although the challenges described in this paragraph make it more likely than not that the Company will not be able to do so.

Cautionary Statement Concerning Forward-Looking Statements

This Notification of Late Filing on Form 12b-25 contains “forward-looking statements” (within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended), including statements regarding the Company’s ability to complete the filing of the Annual Report on Form 10-K within the 15-day extension period. These statements are based on current expectations as of the date of this Notification of Late Filing on Form 12b-25 and involve a number of risks and uncertainties, which may cause results to differ materially from those indicated by these forward-looking statements. These risks include, without limitation, risks related to the auditor’s ability to timely complete the Form 10-K, including the financial statements, for the fiscal year ended April 30, 2022. Any reader of this Notification on Form 12b-25 is cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this Notification of Late Filing on Form 12b-25. The Company undertakes no obligation to revise or update any forward-looking statements to reflect events or circumstances after the date of this Notification of Late Filing on Form 12b-25, except as required by applicable laws or regulations.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Mike Ballardie	443	407-7564
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). [X] Yes [ ] No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [X] Yes [ ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

CONNEXA SPORTS TECHNOLOGIES INC.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: August 1, 2022	By:	/s/ Mike Ballardie
Mike Ballardie
Chief Executive Officer and Director

ATTACHMENT TO FORM 12b-25

CONNEXA SPORTS TECHNOLOGIES INC.

FORM 12b-25, PART IV, ITEM (3)

During the fiscal year ended April 30, 2022, Connexa Sports Technologies Inc. (the “Company”) completed two material acquisitions, specifically PlaySight Interactive Ltd. and Flixsense Pty Ltd., d/b/a Gameface (the “Acquisitions”). As a result of the Acquisitions, the Company expects a significant change in its results of operations for the current fiscal year as compared the fiscal year ended April 30, 2021. The following unaudited pro forma condensed combined financial statements provide a narrative and quantitative explanation of anticipated changes in results for the fiscal year ended April 30, 2022. These unaudited pro forma condensed combined financial statements should be read in conjunction with the Company’s financial prospectus, dated June 14, 2022, as filed pursuant to Rule 424(b)(4) on June 16, 2022.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

Introduction

The following unaudited pro forma condensed combined financial statements are based on the Company’s historical consolidated financial statements and the historical consolidated financial statements of PlaySight and Gameface as adjusted to give effect to the Company’s acquisition of PlaySight and Gameface.

PlaySight’s business involves sports video technology, data capture, high performance analytics and automated video production. PlaySight will also bring a growing, recurring revenue stream of sports clients and content subscribers to the Company.

Gameface has developed the AI capabilities for the forthcoming Slinger app, including instant analysis of groundstrokes and biomechanics as well as event recognition from match play situations, all captured through a phone’s camera. Gameface’s platform is designed to deliver both technical (biomechanics) and tactical (strategy) insights through its camera agnostic AI video platform.

The acquisitions of PlaySight and Gameface closed in February e, at which time the Company formally launched its Watch, Play, Learn strategy pursuant to which it will endeavor to build a connected sports technology business based on (i) ball launchers across a range of sports, (ii) content, streaming and data (through PlaySight technology), (iii) performance, artificial intelligence, data and content (through Gameface technology) and SaaS applications (through Foundation Sports technology).hang

The unaudited pro forma condensed combined statements of oisperations for the nine months ended January 31, 2022 and the 12 months ended April 30, 2021 give effect to these transactions as if they had occurred on May 1, 2020. The unaudited pro forma condensed combined balance sheet as of January 31, 2022 gives effect to these transactions as if they had occurred on January 31, 2022. The unaudited pro forma condensed combined financial statements were derived from the following historical information:

●	The Company’s unaudited balance sheet and unaudited statement of operations as of and for the nine months ended January 31, 2022 and its audited statement of operations for the fiscal year ended April 30, 2021;
●	PlaySight’s unaudited balance sheet and unaudited statement of operations as of and for the nine months ended December 31, 2021 and its unaudited statement of operations for the twelve months ended March 31, 2021 (these PlaySight financials were derived from the PlaySight audited year end financials of the company as of December 31, 2021 and 2020 and adjusted to reflect unaudited quarterly financial information in order to more closely align PlaySight’s year end with the Company’s April 30, 2021 year end); and
●	Gameface’s unaudited balance sheet and unaudited statement of operations as of and for the nine months ended December 31, 2021 and its unaudited statement of operations for the twelve months ended March 31, 2021 (these Gameface financials were derived from the Gameface audited year end financials of the company as of June 30, 2021 and unaudited December 31, 2020 financials and adjusted to reflect unaudited quarterly financial information in order to more closely align Gameface’s year end with the Company’s April 30, 2021 year end).

The assumptions and estimates underlying the unaudited adjustments to the pro forma condensed combined financial statements are described in the accompanying notes, which should be read together with the pro forma condensed combined financial statements.

F-2

Unaudited Pro Forma Condensed Combined Balance Sheet

As of January 31, 2022

(in thousands)

	Slinger	PlaySight	Gameface	Pro Forma Adjustments	Notes	Pro Forma Combined
Assets

Current assets
Cash and cash equivalents	$1,082	$709	$85	$-		$1,876
Accounts receivable, net	1,209	206	-	-		1,415
Inventories, net	8,670	499	-	-		9,169
Prepaid inventory	1,778	-	-	-		1,778
Loan and interest receivable	2,355	-	-	(2,355)	(a)	-
Prepaid expenses and other current assets	101	1,504	40	(901)	(a)	744
Total current assets	15,195	2,918	125	(3,256)		14,982

Goodwill	1,240	-	-	43,991	(b)	45,231
Other intangible assets, net	2,200	-	-	19,350	(c)	21,550
Finished products used in operations, net	-	4,657	-	-		4,657
Other non-current assets	-	667	125	-		792
Total assets	$18,635	$8,242	$250	$60,085		$87,212

Liabilities and Shareholders’ Equity

Current liabilities
Accounts payable and accrued expenses	$7,943	$1,495	$254	$-		$9,692
Accrued payroll and bonuses	1,613	1,308	-	-		2,921
Deferred revenue	18	2,299	-	180	(d)	2,497
Accrued interest - related party	850	-	-	-		850
Notes payable - related party	2,000	-	-	-		2,000
Convertible notes payable, net	7,578	-	-	-		7,578
Derivative liabilities	8,926	-	-	-		8,926
Contingent consideration	-	-	-	8,285	(e)	8,285
Other current liabilities	-	635	145	(328)	(f)	452
Total current liabilities	28,928	5,737	399	8,137		43,201

Long-term liabilities
Convertible loans	-	12,407	-	(12,407)	(f)	-
Long-term deferred revenue	-	1,309	-	-		1,309
Other long-term liabilities	-	811	-	(801)	(f)	10
Total liabilities	28,928	20,264	399	(5,071)		44,520

Convertible preferred shares	-	30,761	-	(30,761)	(f)	-

Total shareholders’ equity	(10,293)	(43,783)	(149)	95,917	(g)	42,692

Total liabilities and shareholders’ equity	$18,635	$8,242	$250	$60,085		$87,212

F-3

Unaudited Pro Forma Condensed Combined Statement of Operations

Nine Months Ended January 31, 2022

(in thousands, except per share information)

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	Slinger	PlaySight	Gameface	Pro Forma Adjustments	Notes	Pro Forma Combined

Net sales	$12,140	$4,389	$58	$(42)	(h)	$16,545
Cost of sales	8,303	3,634	-	-		11,937
Gross income	3,837	755	58	(42)		4,608

Operating expenses:
Selling and marketing expenses	2,515	1,557	203	-		4,275
General and administrative expenses	41,535	6,45	125	777	(i)	43,082
Research and development costs	553	2,109	571	-		3,2335
Total operating expenses	44,603	4,311	899	777		50,590
Loss from operations	(40,766)	(3,556)	(841)	(819)		(45,982)

Other expense (income):
Amortization of debt discounts	5,400	-	-	-		5,400
Loss on extinguishment of debt	7,097	-	-	-		7,097
Gain on change in fair value of derivatives	(15,075)	-	-	-		(15,075)
Loss on issuance of convertible notes	5,889	-	-	-		5,889
Interest expense - related party	107	-	-	-		107
Interest expense (income), net	447	(9,197)	-	-		(8,750)
Total other expense (income)	3,865	(9,197)	-	-		(5,332)
(Loss) Gain before income taxes	(44,631)	5,641	(841)	(819)		(40,650)
Benefit for income taxes	-	-	10	-		10
Net loss (income)	(44,631)	5,641	(831)	(819)		(40,640)

Other comprehensive gain (loss), net of tax
Foreign currency translation adjustments	(27)	-	-	-		(27)
Total other comprehensive gain (loss), net of tax	(27)	-	-	-		(27)
Comprehensive loss (income)	$(44,658)	$5,641	$(831)	$(819)		$(40,667)

Net loss per share, basic and diluted	$(1.19)					$(0.60)
Weighted average number of common shares outstanding, basic and diluted	37,360,953			30,758,871	(j)	68,119,824

F-4

Unaudited Pro Forma Condensed Combined Statement of Operations

Year Ended April 30, 2021

(in thousands, except per share information)

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	Slinger	PlaySight	Gameface	Pro Forma Adjustments	Notes	Pro Forma Combined

Net sales	$10,804	$5,563	$182	(125)	(h)	$16,424
Cost of sales	7,680	3,602	-	-		11,282
Gross income	3,124	1,961	182	(125)		5,142

Operating expenses:
Selling and marketing expenses	1,761	2,187	238	-		4,186
General and administrative expenses	4,750	1,175	353	3,041	(i)	9,319
Research and development costs	339	2,254	394	-		2,987
Total operating expenses	6,850	5,616	985	3,041		16,492
Loss from operations	(3,726)	(3,655)	(803)	(3,166)		(11,350)

Other expense (income):
Amortization of debt discounts	377	-	-	-		377
Loss (gain) on extinguishment of debt	3,030	-	-	-		3,030
Induced conversion loss	51	-	-	-		51
Gain on change in fair value of derivatives	(1,940)	-	-	-		(1,940)
Interest expense - related party	609	-	-	-		609
Interest expense, net	12,741	5,156	-	-		17,897
Total other expense	14,868	5,156	-	-		20,024
Loss before income taxes	(18,594)	(8,811)	(803)	(3,166)		(31,374)
Benefit for income taxes	-	-	(41)	-		(41)
Net loss	(18,594)	(8,811)	(762)	(3,166)		(31,333)

Other comprehensive gain (loss), net of tax
Foreign currency translation adjustments	(15)	-	-	-		(15)
Total other comprehensive gain (loss), net of tax	(15)	-	-	-		(15)
Comprehensive loss	$(18,609)	$(8,811)	$(762)	$(3,166)		$(31,348)

Net loss per share, basic and diluted	$(0.70)					$(0.55)
Weighted average number of common shares outstanding, basic and diluted	26,723,038			30,758,871	(j)	57,481,909

F-5

Note 1 - Basis of presentation

The historical consolidated financial statements have been adjusted in the pro forma condensed combined financial statements to give effect to pro forma events that are (1) directly attributable to the business combinations, (2) factually supportable and (3) with respect to the pro forma condensed combined statements of operations, expected to have a continuing impact on the combined results following the business combination.

The business combinations will be accounted for under the acquisition method of accounting in accordance with ASC Topic 805, Business Combinations. As the acquirer for accounting purposes, the Company has estimated the fair value of the Acquisitions’ assets acquired and liabilities assumed and will conform the accounting policies of the Acquisitions to its own accounting policies.

The pro forma combined financial statements do not necessarily reflect what the combined company’s financial condition or results of operations would have been had the acquisition occurred on the dates indicated. They also may not be useful in predicting the future financial condition and results of operations of the combined company. The actual financial position and results of operations may differ significantly from the pro forma amounts reflected herein due to a variety of factors.

The combined pro forma financial information does not reflect the realization of any expected cost savings or other synergies from the Acquisitions as a result of restructuring activities and other planned cost savings initiatives following the completion of the business combinations.

Note 2 - Preliminary purchase price allocation

The Company has performed a preliminary valuation analysis of the fair market value of the Acquisitions’ assets and liabilities. The following table summarizes the allocation of the preliminary purchase price as of the assumed acquisition date (in thousands):

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	PlaySight	Gameface	Total
Cash and cash equivalents	$709	$85	$794
Accounts receivable, net	206	-	206
Inventories, net	499	-	499
Prepaid expenses and other current assets	603	40	643
Goodwill	34,958	9,033	43,991
Other intangible assets	16,490	2,860	19,350
Finished products used in operations, net	4,657	-	4,657
Other non-current assets	667	125	792
Accounts payable and accrued expenses	(1,495)	(254)	(1,749)
Accrued payroll and bonuses	(1,308)	-	(1,308)
Deferred revenue	(2,479)	-	(2,479)
Contingent consideration	(6,951)	(1,334)	(8,285)
Other current liabilities	(307)	(145)	(452)
Long-term deferred revenue	(1,309)	-	(1,309)
Other non-current liabilities	(10)	-	(10)
Total consideration	$44,930	$10,410	$55,340

This preliminary purchase price allocation has been used to prepare pro forma adjustments in the pro forma balance sheet and income statement. The final purchase price allocation will be determined when the Company has completed the detailed valuations and necessary calculations. The final allocation could differ materially from the preliminary allocation used in the pro forma adjustments. The final allocation may include (1) changes in allocations to intangible assets such as trade names, internally developed software and customer relationships as well as goodwill and (2) other changes to assets and liabilities.

F-6

Note 3 - Pro forma adjustments

The pro forma adjustments are based on our preliminary estimates and assumptions that are subject to change. The following adjustments have been reflected in the unaudited pro forma condensed combined financial statements:

(a)	Represents the loan from the Company to PlaySight and the PlaySight closing costs that the Company agreed to fund that will reduce the number of shares issued as part of the purchase price.

(b)	Reflects adjustment to record goodwill associated with the Acquisitions as shown in Note 2.

(c)	Reflects adjustment to record intangible assets associated with the Acquisitions as shown in Note 2. As part of the preliminary valuation analysis, the Company identified intangible assets, including trade names, internally developed software and customer relationships.

The following table summarizes the estimated fair values of the Acquisitions’ identifiable intangible assets (in thousands) and their estimated useful lives:

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	Estimated useful life (in years)	PlaySight	Gameface	Total
Trade name	12	$5,230	$380	$5,610
Internally developed software	4	7,680	870	8,550
Customer relationships	10 - 13	3,580	1,610	5,190
Total		$16,490	$2,860	$19,350

(d)	Represents the estimated adjustment to increase the assumed deferred revenue obligations to fair value. The calculation of fair value is preliminary and subject to change. The fair value was determined based on the estimated costs to fulfill the remaining extended contract obligations plus a normal profit margin.
(e)	Represents the fair value of the earn-out shares related to the consummation of the Acquisitions.
(f)	Represents the loans and convertible preferred shares of PlaySight that will be converted to equity upon the completion of the acquisition.
(g)	Represents the elimination of the historical equity of the Acquisitions and the issuance of common shares to finance the Acquisitions.
(h)	Represents the elimination of intercompany sales from Gameface to the Company as part of the development of a tennis specific artificial intelligence application.
(i)	Represents the amortization expense of the Acquisitions’ identifiable intangible assets as noted in (c) above, which is partially offset by $1,000 in legal and professional fees for the Company during the nine months ended January 31, 2021 related to the Acquisitions.
(j)	Represents the increase in weighted average shares in connection with the issuance of common shares of the Company as part of the Acquisitions.

F-7